SECURITIES AND EXCHANGE COMMISSION

Washington, DC. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cavium Networks, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
14965A101
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14965A101	13G	Page	2	of	4	Pages

1.	NAMES OF REPORTING PERSONS Syed B. Ali

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		2,190,474 (1)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,190,474 (1)

WITH:	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,190,474 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.64%(2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes (a) 1,350,162 shares held by Mr. Ali and (b) 840,312 shares that Mr. Ali has a right to acquire within 60 days of December 31, 2010 pursuant to outstanding options.
(2) Based on 46,338,336 shares of Cavium Networks, Inc. outstanding on December 31, 2010.

Item 1(a).	Name of Issuer: Cavium Networks, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 805 East Middlefield Road Mountain View, CA 94043

Item 2(a).	Name of Person Filing: Syed B. Ali

Item 2(b).	Address of Principal Business Office or, if none, Residence: 805 East Middlefield Road Mountain View, CA 94043

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 14965A101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d—1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J), please specify the type of institution: ___

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned: Please see Line 9 on the cover sheet (including footnote thereto).

(b)	Percent of Class: Please see Line 11 on the cover sheet (including footnote thereto).

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: Please see Line 5 on the cover sheet (including footnote thereto).

Page 3 of 4 pages

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: Please see Line 7 on the cover sheet (including footnote thereto).

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of a Group
Not applicable.

Item 10.	Certification
Not applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
Date

/s/ Syed B. Ali
Signature

Syed B. Ali
Name/Title